UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Rule 13e-4)

TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Final Amendment)

Oaktree Strategic Credit Fund

(Name of Subject Company (Issuer))

Oaktree Strategic Credit Fund

(Name of Filing Person (Offeror and Issuer))

Class I and Class S Shares of Beneficial Interest

(Title of Class of Securities)

67403A 307 – Class I

Not Applicable – Class S

(CUSIP Number of class of securities)

Mary Gallegly

Oaktree Strategic Credit Fund

333 South Grand Avenue, 28th Floor

Los Angeles, CA 90071

(213) 830-6300

(Name, Address and Telephone No. of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

With a copy to:

William G. Farrar

Sullivan & Cromwell LLP

125 Broad Street

New York, NY 10004

(212) 558-4000

November 15, 2022

(Date Tender Offer First Published, Sent or Given to Security Holders)

☐

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form of Schedule and the date of its filing.

Amount Previously Paid:	Filing Parties:
Form or Registration No.:	Date Filed:

☐	Check the box if the filing relates solely to preliminary communications made before commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

This final amendment (“Final Amendment”) relates to the Issuer Tender Offer Statement on Schedule TO (the “Statement”) originally filed on November 15, 2022 by Oaktree Strategic Credit Fund (the “Fund”) in connection with an offer by the Fund (the “Offer”) to purchase up to 781,421 of its outstanding Class I common shares of beneficial interest and Class S common shares of beneficial interest (collectively, the “Shares”) at a price equal to the net asset value per Share as of December 31, 2022, upon the terms and subject to the conditions set forth in the Offer to Purchase, filed as Exhibit (a)(1)(ii) to the Statement (the “Offer to Purchase”), and in the accompanying Letter of Transmittal, filed as Exhibit (a)(1)(iii) to the Statement.

This is the Final Amendment to the Statement and is being filed to report the results of the Offer. Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Offer to Purchase.

The following information is provided pursuant to Rule 13e-4(c)(4):

1.	The Offer expired at 11:59 p.m., Eastern Time, on December 13, 2022.

2.	No Shares were validly tendered prior to the expiration of the Offer. As a result, the Fund will not be repurchasing any Shares pursuant to the Offer.

Except as specifically provided herein, the information contained in the Statement remains unchanged and this Final Amendment does not modify any of the information previously reported on the Statement.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

OAKTREE STRATEGIC CREDIT FUND

By:	/s/ Mary Gallegly
Name:	Mary Gallegly
Title:	General Counsel and Secretary

Dated: December 16, 2022

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